Exhibit 99.66

Date and Time: July 23, 2008 03:47 PM Pacific Time

BRITISH
	Ministry of Finance	Mailing Address: PO BOX 9431 Stn Prow Govt	Location: 2nd Floor – 940 Blanshard St
COLUMBIA	BC Registry Services	Victoria BC V8W 9V3	Victoria BC
		www.corporateonhine.qovbc.ca	250 356-8626

Notice of Articles BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 21, 2007 12:01 AM Pacific Time
Incorporation Number: BC0414648
Recognition Date: October 31, 1991 as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

SILVERCORP METALS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
1378 200 GRANVILLE STREET	1378 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4	VANCOUVER BC V6C 1S4
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
1378 200 GRANVILLE STREET	1378 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4	VANCOUVER BC V6C 1S4
CANADA	CANADA

BC0414648 Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name Middle Name:

SIMPSON, S. PAUL

Mailing Address:	Delivery Address:
2080 – 777 HORNBY STREET	2080 – 777 HORNBY STREET
VANCOUVER BC V6Z 1S4	VANCOUVER BC V6Z 1S4
CANADA	CANADA

Last Name, First Name Middle Name:

Drake, Earl Gordon

Mailing Address:	Delivery Address:
SUITE 2600	SUITE 2600
SIMON FRASER UNIVERSITY, HARBOUR CENTER	SIMON FRASER UNIVERSITY, HARBOUR CENTER
515 WEST HASTINGS STREET	515 WEST HASTINGS STREET
VANCOUVER BC V6B 5K3	VANCOUVER BC V6B 5K3
CANADA	CANADA

Last Name, First Name Middle Name:

Hall, Greg

Mailing Address:	Delivery Address:
SUITE 1378, 200 GRANVILLE STREET	SUITE 1378, 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4	VANCOUVER BC V6C 1S4
CANADA	CANADA

Last Name, First Name Middle Name:

GAO, MYLES JIANGUO

Mailing Address:	Delivery Address:
SUITE 1378, 200 GRANVILLE STREET	SUITE 1378, 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4	VANCOUVER BC V6C 1S4
CANADA	CANADA

Last Name, First Name Middle Name:

Liu, Yikang

Mailing Address:	Delivery Address:
SUITE 1378, 200 GRANVILLE STREET	SUITE 1378, 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4	VANCOUVER BC V6C 1S4
CANADA	CANADA

Last Name, First Name Middle Name:

FENG, RUI

Mailing Address:	Delivery Address:
SUITE 1378, 200 GRANVILLE STREET	SUITE 1378, 200 GRANVILLE STREET
VANCOUVER BC V6C 1S4	VANCOUVER BC V6C 1S4
CANADA	CANADA

BC0414648 Page: 2 of 3

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

                                                                           October 20, 2004

AUTHORIZED SHARE STRUCTURE

1. No Maximum	Common Shares	Without Par Value
Without Special Rights or Restrictions attached

BC0414648 Page: 3 of 3